

May 25, 2012

Via E-mail
Richard A. Galanti
Executive Vice President, Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

> **Re: Costco Wholesale Corporation**
> **Form 10-K for the Fiscal Year Ended August 28, 2011**
> **Filed October 14, 2011**
> **Response dated May 18, 2012**
> **File No. 0-20355**

Dear Mr. Galanti:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 28, 2011

Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

1. We read your response to comment 1. We note you tracked merchandise inventory and the related cost of sales primarily using the first-in, first-out (FIFO) method, and that you account for your US merchandise inventory on a last-in, first-out (LIFO) basis for financial reporting purposes by recording LIFO adjustments in an inflationary cost environment. In this regard, advise us how you compute the LIFO adjustments in light of the different LIFO pools you have to maintain for LIFO inventory basis, but not for FIFO inventory basis. Provide us an example in your response to show how this process

works. Further, please explain to us in detail how FIFO costs are representative of market, especially in a deflationary environment where LIFO inventory cost would be higher than the FIFO inventory cost. In this regard, please clarify for us why you believe FIFO approximates market in a deflationary environment in the lower of cost or market test in your situation. Please note that market, as defined in ASC 330-10-20, means current replacement cost provided it shall not exceed net realizable value and it shall not be less than net realizable value reduced by allowance for an approximately normal profit margin. Please explain.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3377 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief